

April 26, 2013

<u>Via facsimile</u>
Mr. Derrick A. Jensen, Chief Financial Officer
Quanta Services, Inc.
2800 Post Oak Blvd., Suite 2600
Houston, TX 77056

> **Re: Quanta Services, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 1-13831**

Dear Mr. Jensen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.   Where a comment below requests additional disclosures or other revisions in future filings, please show us your proposed revisions in your supplemental response. Please include the revisions in future filings, including interim filings, if applicable.

Business
Backlog, page 7

2.   We note that backlog is not a measure defined by generally accepted accounting principles and that your methodology for determining backlog may not be comparable to the methodologies used by other companies. In future filings, beginning with your next quarterly report, please provide the following expanded disclosures regarding backlog:

   •   An enhanced discussion of how your backlog is calculated, including what it includes and what it excludes in regard to the following to the extent applicable, firm orders, extensions/add-ons, pass-through costs, funded/unfunded amounts, and VIE/joint venture contracts versus company contracts. Specifically disclose the amount of backlog related to your estimates for MSAs and renewal options.

- If relevant, discuss any material changes in the methodology used to determine backlog in each period.
- To allow better insight into changes in your backlog from period to period, provide a roll-forward of your backlog. The roll-forward should include current period beginning and ending balances, current period additions, cancellations, and amounts recognized in revenue, as well as any other major categories relevant to your facts and circumstances.
- To the extent any of your backlog is not moving forward, quantify and discuss such amounts.
- If material, disclose the amount of backlog related to uncompleted projects in which a loss provision is recorded.
- Address and discuss expected margins and margin trends in your backlog.
- Provide a breakdown of backlog by service line and/or contract type.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36
Results of Operations, page 41

3.   Please revise MD&A in future annual and quarterly filings to address the following:
- Quantify the factors you identify as impacting consolidated and segment revenues from period to period and more fully explain the reasons for increases and decreases in the number and size of projects. Disclose the number of projects and the average size of projects during each period and more fully explain the reasons for changes.
- To the extent material, consider disclosing and discussing the impact and status of significant projects.
- More fully explain the reasons for contract losses, including the facts and circumstances that lead to the losses, the amount of loss you recorded, the current status of loss projects (including the percent complete and the remaining amounts in backlog), the expected timeframe for completion, and the amount of any reasonably possible additional losses.
- During the most recent year, we noted a higher increase in total accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts relative to the increase in revenues. Please disclose and discuss the factors that lead to such changes relative to the change in revenues and consider disclosing and discussing changes in days outstanding and/or your cash conversion cycle during each period presented.
- During the most recent year, we noted a significant increase in claims and change orders. Please disclose and discuss the principle items included in such amounts, including: the specific nature, segment impacted; your basis for determining amounts are probable and estimable; current status, and the expected timeframe for resolution.

Critical Accounting Policies
Self-Insurance, page 57

4.   Please revise future filings to disclose the amounts expensed during each period presented.

Valuation of Goodwill, page 57

5.   Please revise future filings to address the following:
   - Clarify the number of reporting units you have and test for impairment and clarify how your reporting units relate to your reportable segments,
   - Clarify which, if any, of your reporting units are evaluated on a qualitative basis, and
   - Clarify the nature of and reasons for the operating unit reorganizations, disclosed in Note 6 on page 99.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 74

6.   It is not clear to us why the current auditors' report does not refer to the consolidated statements of comprehensive income. Please advise or revise.

Note 2. Summary of Significant Accounting Policies, page 82

7.   If applicable, please revise future filings to disclose the amount of progress payments netted against contract costs as well as the amount of advances that are payments on account of work in progress as of each balance sheet date. Refer to ASC 910-20-50-1(b), Rule 5-02.6(d)(iii) of Regulation S-X, and ASC 910-405-50-2.

8.   Please revise future filings to disclose the nature and status of the principle items included in claims and change orders. Refer to Rule 5-02.3(c)(3) of Regulation S-X, ASC 910-310-50-1, and ASC 910-20-50-1a.

9.   Please revise future filings to disclose your policy for and amounts of pre-contract costs deferred, if material. Refer to ASC 910-340-50-1.

10.   Please revise future filings to disclose the effects of material revisions in contract estimates. Refer to ASC 605-35-50-9.

11.   In regard to the change in your ownership interest in HEP, please tell us the amount of any gain or loss you recorded and explain how the amount was determined.

Note 13. Employee Benefit Plans, page 112

12.   Please more fully explain to us the specific factors resulting in your inability to estimate additional funds you may be required to contribute to under-funded multi-employer pension plans.

Note 15. Commitments and Contingencies, page 114

13.   If applicable, please revise future filings to disclose the amount of liquidating damages you may be subject to, including the amount accrued at each balance sheet date and the amount or range of reasonably possible additional losses.

Note 16. Segment Information, page 122

14.   Please revise future filings to disclose revenues by service line. Refer to ASC 280-10-50-40. We note your references to various service lines, particularly in the Electric Power segment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief